October 4, 2019

Todd Franklin Watanabe
Chief Executive Officer
Arcutis, Inc.
2945 Townsgate Rd., Suite 110
Westlake Village
CA 91361

       Re: Arcutis, Inc.
           Draft Registration Statement on Form S-1
           Submitted September 9, 2019
           CIK No. 0001787306

Dear Mr. Watanabe:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Overview, page 1

1. Please expand the disclosure in the discussion of unmet need to clarify that there are numerous available therapies for the conditions that you are proposing to treat. Further, since conclusions regarding the efficacy and safety of available treatments are uniquely within the purview of the FDA, please revise your disclosure throughout your prospectus to eliminate conclusory statements regarding safety and efficacy.
2. Please tell us the basis for your statement at the bottom of page 1 that traditional therapies
       "offer inadequate efficacy."
 Todd Franklin Watanabe
FirstName LastNameTodd Franklin Watanabe
Arcutis, Inc.
Comapany 2019
October 4, NameArcutis, Inc.
Page 2
October 4, 2019 Page 2
FirstName LastName
3. Please expand your description of "IC50 values" to provide context for the term. In addition, please define technical terms and terms of art (e.g. "hematopoietic adverse effects," p. 7) where they first appear in the prospectus.
4. We note the inclusion of Vitiligo and Alopecia Areata in the pipeline table on page 2, and references to your product candidate ARQ-252 having applications for hand eczema "and potentially vitiligo and alopecia areata." Please expand your pipeline table and your disclosure to provide more information about the company's progress with respect to pre-
         clinical trials for these applications. If you have undertaken IND enabling studies, describe these studies in the disclosure. Alternatively, please delete these applications from the pipeline table and throughout your document.
5. Considering your stage of development, tell us the basis for your belief that your pipeline of therapeutics will be "best in class in immune-dermatology." Implications of Being an Emerging Growth Company, page 8

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors, page 14

7. We note that there are references to foreign regulators and foreign markets throughout the
         Risk Factors and other sections of your prospectus. Please revise to explain what non-US markets, if any, you plan to enter, and what steps you have taken to attain the necessary regulatory and patent approvals.
Use of Proceeds, page 72

8. Please clarify whether you believe the net proceeds of the offer will be sufficient to complete the Phase 1 clinical trials for the products disclosed in your pipeline table, or in the case of ARQ-151, Phase 2 and 3 clinical trials, and if not, how far into those trials you expect the proceeds to last.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
82

9. We note your reference on page 82 to "potential collaboration agreements." Please confirm that all material information regarding collaboration agreements and discussions of such agreements has been disclosed.
 Todd Franklin Watanabe
Arcutis, Inc.
October 4, 2019
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Stock Based Compensation
Common Stock Valuation, page 94

10. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Notes to Condensed Financial Statements
6. Related Party Transactions
Hawkeye Collaboration Agreement, page F-44

11. Please revise to disclose the significant terms of the Hawkeye Collaboration Agreement, including any upfront payments made or received and any future milestones or royalties.
General

12. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
        You may contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameTodd Franklin Watanabe                      Sincerely,
Comapany NameArcutis, Inc.
                                                              Division of
Corporation Finance
October 4, 2019 Page 3                                        Office of Life
Sciences
FirstName LastName